# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TMC the metals Co Inc., CIK 0001798562
CUSIP: 87261Y106
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 1111 WEST HASTINGS STREET, 15TH FLOOR, VANCOUVER, British Columbia Canada (A1), V6E 2J3
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075341

## Reporting persons
- Brumder William George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 14,703,132; shared voting power 0; sole dispositive power 14,703,132; shared dispositive power 0; aggregate amount beneficially owned 14,703,132 (3.4% of the class)

## Item 1. Issuer
Name of issuer: TMC the metals Co Inc.

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G is filed by William George Brumder II.
Address of principal business office or, if none, residence:
c/o HoganTaylor LLP
1225 N. Broadway Ave., Ste. 200
Oklahoma City, OK 73103
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on the date hereof, Mr. Brumder may be deemed to beneficially own 14,703,132 Common Shares, without par value of the Issuer (the "Shares"), including 2,702,900 Shares underlying certain call options exercisable within 60 days of the date hereof.
Percent of class:
The following percentage is based upon 433,188,187 Shares outstanding as of April 2, 2026, as reported in the Proxy Statement on Schedule 14A, filed by the Issuer on April 17, 2026.

As of the close of business on the date hereof, Mr. Brumder may be deemed to beneficially own approximately 3.4% of the Shares outstanding.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brumder William George: /s/ William George Brumder II, William George Brumder II (05/01/2026)